UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GCI LIBERTY, INC.

(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

36164V 503

(CUSIP Number)

Bryan Fick

Financial Reporting Director

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36164V 503

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald A. Duncan (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(2)(4)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 458,064.97 (2) (4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 458,064.97 (2) (4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,064.97 (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.38% (2) (3)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 As of March 8, 2018 (the “Event Date”) unless otherwise indicated below.

(2)                                 Includes the following: (a) 581.77 shares of Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 450,483.20 shares of Series A Preferred Stock to which Mr. Duncan has a direct pecuniary interest (and for which 423,127.00 shares of Series A Preferred Stock are pledged as security); (c) 4,000.00 shares of Series A Preferred Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (d) 3,000.00 shares of Series A Preferred Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. Does not include the following: (i) 3,712.00 shares of Series A Preferred Stock held by Amanda Miller, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 9,048.40 shares of Series A Preferred Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; (iii) 18,041.20 shares of Series A Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(3)                                 Represents ownership percentage following the completion of the Auto Conversion, Contribution and Split-Off transactions (as such terms are defined below). Based on 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s Class A Common Stock and (ii) 0.20 of a share of Series A Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on Thursday, March 8, 2018.

(4)                                 The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer, Mr. Duncan and Ms. Bowman (the “Duncan Voting Agreement”) contains provisions relating to the voting of all shares of Issuer’s capital acquired pursuant to the Reorganization Agreement (as defined below) (the “Subject Shares”). In addition, such Duncan Voting Agreement contains certain transfer restrictions on such Subject Shares. Mr. Duncan expressly disclaims the existence of and membership in a group with any or all of the other parties to the Duncan Voting Agreement. See Item 6.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

Reference is made to the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan” or the “Reporting Person”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the Class A Common Stock, no par value per share (the “Class A Common Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”), as such Schedule 13D was amended by certain amendments thereto, including Amendment 13-A filed with the Commission on April 7, 2017 (the “Thirteenth Amendment”).  Capitalized terms used but not defined in this Schedule 13D carry the meanings given to them in the Thirteenth Amendment.

This Schedule 13D is being filed to report the beneficial ownership of the Reporting Person in the Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) of the Issuer that was issued to the Reporting Person in connection with the closing of the Transactions contemplated by the Reorganization Agreement, including the issuance of the Series A Preferred Stock to the Reporting Person at the Auto Conversion Effective Time.

Item 1.  Security and Issuer.

The class of securities to which this Schedule 13D relates is the Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.  Identity and Background.

(a)         Name: Ronald A. Duncan

(b)         Residence or business address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

(c)          Present principal occupation: Chief Executive Officer of GCI Holdings, LLC, an indirect wholly-owned subsidiary of the Issuer, 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

(d)         During the last five years, the Reporting Person has not been charged or convicted in a criminal proceeding.

(e)          During the last five years, the Reporting Person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)           Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below to this Schedule 13D is incorporated into this Item 3 by reference.

Item 4.  Purpose of Transaction.

As of 4:21 p.m., New York City time, on Thursday, March 8, 2018, the Issuer effected the automatic conversion (as further defined in the Thirteenth Amendment, the “Auto Conversion”) of its Class A-1 Common Stock and its Class B-1 Common Stock (the “former Issuer common stock”) in accordance with the terms of the Company’s Amended and Restated Articles of Incorporation, pursuant to which holders of the former Issuer common stock received (i) 0.63 of a share of the Issuer’s Class A Common Stock and (ii) 0.20 of a share of Series A Preferred Stock, in exchange for each share of their former Issuer common stock.  On or about 8:00 a.m., New York City time, on Friday, March 9, 2018, Liberty Interactive Corporation (“Liberty”) acquired the Issuer through a reorganization in which certain assets and liabilities of Liberty’s Ventures Group were contributed to the Issuer in exchange for a controlling interest in the Issuer (as further defined in the Thirteenth Amendment, the “Contribution”).  Following the completion of the Contribution at 4:01 p.m. New York City time, on Friday, March 9, 2018, Liberty completed the redemption of each outstanding share of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock in exchange for one share of the corresponding class of the new Issuer common stock (as further defined in the Thirteenth Amendment, the “Split-Off”, and together with the GCI Reclassification, the Auto Conversion and the Contribution, the “Transactions”).

This Schedule 13D is being filed to report the shares of Series A Preferred Stock owned by the Reporting Person as a result of the Transactions contemplated by the Reorganization Agreement.

Except as set forth in the Schedule 13D or the Thirteenth Amendment (including without limitation any actions relating to the Transactions and any actions required under the Duncan Voting Agreement), the Reporting Person has no present plans or proposals which may relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)         The aggregate number and percentage of shares of Series A Preferred Stock beneficially owned by Mr. Duncan following the completion of the Auto Conversion on March 8, 2018 (and following the completion of the Transactions on March 9, 2018) are 458,064.97 shares of Series A Preferred Stock, which shares constitute 6.35% of the outstanding Series A Preferred Stock of the Issuer. Includes the following: (a) 581.77 shares of Series A Preferred Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 450,483.20 shares of Series A Preferred Stock to which Mr. Duncan has a direct pecuniary interest (and for which 423,127.00 shares of Series A Preferred Stock are pledged as security); (c) 4,000.00 shares of Series A Preferred Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (d) 3,000.00 shares of Series A Preferred Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. Does not include the following: (i) 3,712.00 shares of Series A Preferred Stock held by Amanda Miller, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 9,048.40 shares of Series A Preferred Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; (iii) 18,041.20 shares of Series A Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(b)         The number of shares of Series A Preferred Stock as to which the following apply to Mr. Duncan are as follows: (i) sole power to vote or to direct the vote: 458,064.97; (ii) shared power to vote or to direct the vote: 0; (iii) sole power to dispose or to direct the disposition: 458,064.97; and (iv) shared power to dispose or to direct the disposition: 0.

(c)          Mr. Duncan is required to vote the Series A Preferred Stock beneficially owned by him in respect of certain matters in accordance with the Duncan Voting Agreement (as defined in the Thirteenth Amendment). In addition, the Duncan Voting Agreement contains certain transfer restrictions on such Series A Preferred Stock. See the description of the Duncan Voting Agreement in Item 6 of the Thirteenth Amendment, which is incorporated herein by reference.

(d)         Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Thirteenth Amendment is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
7(a)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc. and the stockholders listed on Schedule A-1 thereto (incorporated by reference to Exhibit No. 7(a) to the Thirteenth Amendment to Schedule 13D filed by the Reporting Person with respect to General Communication, Inc. Class A Common Stock on April 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 13, 2018

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan